PRINCIPIA BIOPHARMA INC.

220 East Grand Avenue

South San Francisco, California 94080

October 10, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik Christine Westbrook

Re:	Principia Biopharma Inc.
Registration Statement on Form S-3
File No. 333-234038

Acceleration Request
Requested Date:	October 11, 2019
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-234038) (the “Registration Statement”) to become effective on October 11, 2019, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Very truly yours,

Principia Biopharma Inc.

By:	/s/ Christopher Y. Chai
Christopher Y. Chai
Chief Financial Officer

cc:	Martin Babler, Principia Biopharma Inc.

Roy Hardiman, Principia Biopharma Inc

Sanam Pangali, Principia Biopharma Inc

David Peinsipp, Cooley LLP

Amanda Busch, Cooley LLP